ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

July 28, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: David L. Orlic, Special Counsel

Re:	ZipRealty, Inc.

Schedule 14D-9

Filed July 16, 2014

File No. 005-80398

Ladies and Gentlemen:

This letter responds to the letter dated July 25, 2014, setting forth the Staff’s comments regarding the Schedule 14D-9 (the “Schedule 14D-9”) of ZipRealty, Inc. (the “Company”) filed on July 16, 2014. For your convenience, we have restated the comments contained in the Staff’s letter. Set forth below are the Company’s corresponding responses to the comments.

General

1.	Please revise your disclosure to eliminate disclaimers of responsibility by the company and its financial advisor for information appearing in the document.

RESPONSE 1: In response to the Staff’s comments, the Company has revised the following paragraphs to eliminate disclaimers of responsibility”

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS–Relationships with the Offerors and Certain of Their Affiliates-Merger Agreement, beginning page 2

Stockholders of the Company and other interested parties should read the Merger Agreement for a ~~more~~ complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided ~~solely~~ to inform stockholders of the Company of its terms. The representations, warranties and covenants contained in the Merger

Securities and Exchange Commission

July 28, 2014

Agreement ~~were made only for the purposes of such agreement,~~ were made as of specific dates~~, were made solely for the benefit of the parties to the Merger Agreement~~ and ~~may not have been intended to be statements of fact but, rather,~~ serve as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by stockholders of the Company or stockholders of Realogy. ~~Neither stockholders of the Company nor any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Realogy, Purchaser or any of their respective subsidiaries or affiliates.~~ Subsequent f~~F~~actual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION – Opinion of the Company’s Financial Advisor, page 20

In preparing its opinion, GCA Savvian assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the opinion. GCA Savvian did not undertake any responsibility for the accuracy, completeness or independent verification of such information. With respect to the financial and cash flow projections of the Company, GCA Savvian assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and that such projections provided a reasonable basis for the opinion. GCA Savvian ~~assumes no responsibility for and~~ expressed no view as to such projections or the assumptions on which they were based. In addition, GCA Savvian assumed that the Offer and the Merger would be consummated in accordance with the terms set forth in the July 11, 2014 draft Merger Agreement furnished to GCA Savvian, without waiver by any party of any material rights thereunder, or any amendment or modification thereto and that the representations and warranties contained in the Merger Agreement made by the parties thereto were true and correct in all respects material to GCA Savvian’s analysis. GCA Savvian also assumed that all

Securities and Exchange Commission

July 28, 2014

governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger would be timely obtained without restriction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA Savvian as of, July 14, 2014. GCA Savvian assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after July 14, 2014.

ITEM 8. ADDITIONAL INFORMATION – Certain Company Forecasts, page 36

The Company is electing to summarize the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain nonpublic prospective information that was made available to the Company Board for purposes of considering and evaluating Realogy’s business combination proposal. The Forecasts were also provided to the Company’s financial advisor, GCA Savvian. See a description of GCA Savvian’s fairness opinion above in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.” The Forecasts were not prepared with a view toward public disclosure, and inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any other recipient of this information considered, or now considers, them to be a reflection of possible outcomes or predictive of actual future results. ~~Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.~~ The Forecasts were also provided to Realogy.

2.	Please confirm that you intend to file and transmit to securityholders the information required by Rule 14f-1, or advise.

RESPONSE 2:

On behalf of the Company, we respectively submit that the information required by Rule 14f-1 does not need to be filed or transmitted to the Company’s stockholders in connection with the proposed transaction with Realogy. Although the Merger Agreement gives Realogy the ability to nominate directors following the expiration of the tender offer, Realogy has indicated that it does not intend to have any change in directors of the Company during the time period when the Company will continue to be subject to the Exchange Act reporting obligations and as such, no event which would trigger the requirement to transmit the information required by Rule 14f-1 is expected to occur.

Securities and Exchange Commission

July 28, 2014

The Merger Agreement contains a minimum tender condition such that Realogy may not close the tender offer and accept Shares for payment until a majority of the fully diluted Shares have been tendered in the Offer (fully diluted is defined in the merger agreement to include securities that are convertible or exchangeable into Shares to the extent vested as of the expiration of the Offer and with an exercise price less than the Offer Price). Based upon the number of Shares and options outstanding as set forth in the Merger Agreement, 12,466,312 Shares would be required to be tendered in order to satisfy the Minimum Condition. In addition, the Merger Agreement includes a top-up option which provides that following the expiration of the Offer, the Company will issue sufficient authorized and unissued Shares to Realogy in order for it to obtain more than 90% of the total outstanding Shares of the Company and permit Realogy to complete a “short-form” merger.

Based upon the number of Shares the Company has authorized and unissued and assuming no options are exercised prior to the expiration of the Offer, in all situations where the Minimum Condition is satisfied, the Company will be able to issue a sufficient number of shares to Realogy pursuant to the top-up option to permit it to close a short-form merger immediately following expiration of the Offer, and Realogy will not nominate any directors such that a filing and mailing under Rule 14f-1 would be required.

Merger Agreement, page 2

3.	Disclosure states that the representations, warranties and covenants contained in the merger agreement were made only for the purposes of that agreement and were made solely for the benefit of the parties. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

RESPONSE 3:

In response to the Staff’s comment, the Company has revised the second paragraph under “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS–Relationships with the Offerors and Certain of Their Affiliates-Merger Agreement” as disclosed in the response to comment 1 above.

Securities and Exchange Commission

July 28, 2014

Certain Company Forecasts, page 36

4.	Please eliminate statements that the forecasts should not be relied on.

RESPONSE 4: In response to the Staff’s comments, the Company has eliminated statements in the first paragraph of page 36 and the second paragraph on page 37 that the forecasts should not be relied upon as follows:

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Forecasts to be predictive of actual future events~~, and the Forecasts should not be relied upon as such~~. Neither the Company, Realogy nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. Neither the Company, Realogy nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that the Forecasts will be achieved. The Company has made no representation to Realogy, in the Merger Agreement or otherwise, concerning the Forecasts.

* * *

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue~~, if any,~~ reliance on the Forecasts

Securities and Exchange Commission

July 28, 2014

5.	Please disclose the reconciliation required by Regulation G.

RESPONSE 5:

In response to the Staff’s comment, the Company has included the reconciliation required by Regulation G.

Please do not hesitate to call me at (415) 773-5918 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	Charles C. Baker – ZipRealty, Inc.

Securities and Exchange Commission

July 28, 2014

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ Charles C. Baker

Charles C. Baker

President and Chief Executive Officer